May 17, 2006
United States Securities and Exchange Commission
Washington, DC 20549-7010
Attention: Ms. Jennifer Thompson, Division of Corporation Finance

Re:	Responses of Hillenbrand Industries, Inc. to the SEC staff’s comment letter dated May 3, 2006
To the Staff:
Set forth below are the responses of Hillenbrand Industries, Inc. (“the Company,” “Hillenbrand,” “our” or “we”) to the attached copy of the United States Securities and Exchange Commission’s (“SEC”) staff’s comment letter dated May 3, 2006 (“Letter”) concerning the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2005 (“Form 10-K”) and our Quarterly Report on Form 10-Q for the Period Ended December 31, 2005 (“Form 10-Q”). The numbered paragraphs below correspond to the comment numbers in the Letter, and we have included the full text of each comment above the applicable response.
FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005
Note 17 – Commitments and Contingencies, page 110
1.	We read your response to comment 4 from our previous comment letter dated March 28, 2006. Please confirm to us that if you change or discontinue those discounting practices currently in effect that you refer to as “company initiated discounting practices”, or if it is probable that such a change will be made, and if such a change has or is reasonably expected to have a material favorable or unfavorable impact on your results, you will disclose this fact and quantify the impact of this change in your MD&A analysis. In this regard, please note that we are not asking you to disclose the details of any new discounting practices; rather, we are asking you to disclose the fact that a material change in your discounting practices occurred and to quantify the impact of that change. Refer to Item 303(a)(3)(ii) of Regulation S-K.

In future filings, in the event we have or expect to have a material change in, or discontinue the use of, our current discounting practices, and such change or discontinuance is expected to have a material impact on our results of operations, we will disclose this occurrence and the expected impact, if estimable.

With respect to our commitment to continue certain discounting practices as outlined in the Spartanburg settlement, we updated our disclosure in the Form 10-Q for the period ended March 31, 2006 as follows:

“The settlement agreement includes Hill-Rom’s commitment to continue certain company initiated discounting practices for a period of three years. Essentially, Hill-Rom implemented a policy in October 2002, which it has agreed to follow until at least February 2009. Under that policy, which did not represent a material change in our discounting practices, Hill-Rom refrains from entering into new contracts that condition incremental discounts on Hill-Rom® hospital beds and other architectural and in-room products on commitments to rent or purchase therapy products and surfaces from Hill-Rom. While such products may be sold together, rental therapy products and surfaces are separately priced and discounted. Further, the discounting practices that gave rise to the Spartanburg litigation have already been discontinued (or will be discontinued on the expiration of certain existing contracts) and have been replaced by alternative practices for each of the last three fiscal years. Therefore, any impact of the discontinuance of such practices on our business are already fully reflected in our reported results for this period.”
FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2005
MD&A — Results of Operations, page 27
2.	We read your response to comment 5 from our previous comment letter dated March 28, 2006. We note that the management reports provided to us display discrete financial information for sales and rentals within each of your current reportable segments. We would normally consider this level of detail in your management reports to be an indication that sales and rentals could potentially be considered separate reportable segments. However, we also note that your analysis of results of operations has historically separately analyzed your gross margins derived from sales and those derived from rentals to provide your investors with insight into the differing margins from these businesses. We believe that management is in the best position to determine your reportable segments under SFAS 131. We note in your statement that you remain in a period of transition, and we urge you to continue to consider the requirements of SFAS 131 as you determine your segments going forward. In light of the above, we have no further comments concerning your reportable segments at this time, provided that you continue to disclose disaggregated information for sales and rentals within each of your segments in your analysis of results of operations.

We acknowledge and appreciate the staff’s views in this regard. As our transitional period continues under new leadership, we will continue to consider the requirements of SFAS 131 and make appropriate changes in our segment reporting, if warranted. In acknowledging the staff’s views with respect to the reporting of sales and rental activities, we confirm to you that in our Form 10-Q for the period ended March 31, 2006 we continued to separately analyze, by reportable segment, our results of operations for sales and rental activities.

3.	We note that your most recent periodic public filing continued to analyze your results of operations by operating company (i.e. Health Care and Funeral Services). In future filings, please confirm to us that you will revise this disclosure to provide separate analysis of results of operations for each of your segments. For example, your analysis at December 31, 2005 should have separately analyzed the results of NASSM, International, Home Care and Surgical, the functional and corporate costs of Hill-Rom, and Batesville Casket. Refer to Item 303(a) of Regulation S-K and our Release 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.

We confirm to you that in future filings we will provide separate analysis of results of operations for each of our reportable segments. In our Form 10-Q for the period ended March 31, 2006, we adopted this change and analyzed our results of operations, on both a quarterly and year-to-date basis, in the following manner:
•	Consolidated Results of Operations

•	Business Segment Results of Operations
◦	North America

◦	International

◦	Home Care and Surgical

◦	Batesville Casket
     We further confirm that we will continue with this method of analysis and presentation in future filings.

*     *     *     *     *
In connection with our response, we also acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosures in our periodic filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The staff may direct any comments or questions regarding this letter to me by telephone at (812) 931-2191 or by telecopier at (812) 934-8329.
Sincerely,
Gregory N. Miller
Senior Vice President and Chief Financial Officer
Courtesy copies to:
At Securities and Exchange Commission:
Mr. John Hartz
Mr. John Cash
At Hillenbrand Industries, Inc.:
Mr. Peter H. Soderberg, President and Chief Executive Officer
Mr. Patrick de Maynadier, Vice President and General Counsel
Mr. Richard G. Keller, Vice President, Controller and Chief Accounting Officer
At PricewaterhouseCoopers LLP:
Mr. Richard A. Quimby